Item 77D

THE BRAZIL FUND, INC.

The Brazil Fund, Inc. changed its name-related investment policy. Prior to May 1, 2002, the Fund's strategy stated that the Fund normally invests at least 70% of the Fund's total assets in common and preferred stocks of companies registered with the Brazilian Securities Commission and listed on the Brazilian stock exchanges or traded in over-the-counter markets. . The policy was revised as follows: Under normal circumstances, the Fund's policy is to invest at least 80% of the Fund's net assets, plus the amount of any borrowings for investment purposes, in common and preferred stocks of companies registered with the Brazilian Securities Commission and listed on the Brazilian stock exchanges or traded in over-the-counter markets.